Suite 1202 – 700 West Pender Street, Vancouver, BC V6C 1G8

Tollfree: 1-866-688-2001

Tel: (604) 688-2001  Fax: (604) 688-2043

Email: czn@canadianzinc.com  Website: www.canadianzinc.com

PRESS RELEASE

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Permits Issued

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focus on Silver

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Grant of Stock Options

For immediate release – Toronto – September 16, 2003.  Canadian Zinc Corporation (“TSX – CZN”) – is pleased to announce that it has now received the formal permits for mining exploration and associated activities, including underground decline development, and for a metallurgic pilot plant at its wholly owned Prairie Creek silver zinc mine located in the Northwest Territories.

Following an exhaustive permitting process, including a full environmental review by the McKenzie Valley Environmental Review Board, and approval by the Federal Minister for Indian and Northern Affairs, the Mackenzie Valley Land and Water Board (“the MVLWB”), the premier permitting agency in the region, has issued the Land Use Permit and a Type “B” Water License for the Prairie Creek Mine for a period of five (5) years commencing September 10, 2003.

Prairie Creek – High Grade Long Life Silver-Zinc Mine

The Prairie Creek project includes a near complete mine, mill and supporting infrastructure, along with a substantial mineral resource base totalling 11.9 million tonnes grading 12,5% Zinc, 10,1% Lead, 161 gr/t Silver and 0.4% Copper.  The mine was originally constructed, primarily as a silver mine, in 1982 but never achieved commercial production.  During the 1990’s Canadian Zinc significantly increased the mineral resource base at Prairie Creek and in 2001 completed a Scoping Study which demonstrated a viable commercial mine with a life of at least 18 years.  The combined zinc/lead grade at greater than 22% metal per tonne places Prairie Creek amongst the highest grade mines in the world.

70 Million Ounces of Silver

Prairie Creek contains a significant silver resource of over 70 million ounces, with the average silver grade of the resource of approx 6 ounces per tonne.  Throughout 2003 further reviews and refinements of the Scoping Study were carried out focusing on maximizing the silver production from the mine.  The studies recently carried out demonstrate that Prairie Creek will have a silver production cash cost, after all by product credits, of approx US$1.70 per ounce.  With the rescent recovery in the price of silver to over US$5.00 per ounce this would represent a very healthy cash operating margin of approx US$3.30 per ounce, or the equivalent of about US$240 million over the life of the mine.

In addition, further refinement of the Scoping Study has indicated that a high grade start up plan, from the decline area, would allow the production of about 7 million ounces of silver per year for the first three years of mine life at an average silver cash cost, after all by product credits, of about US$1.48 per ounce of silver.  Typical silver grade sections are about 10 ounces per tonne (320 gr/t).

Decline Development

The proposed decline development at the 905 metre elevation authorized by the new Permit will provide access to the vein mineraliztion below the current 4km of mine workings and allow drilling of the high grade core area that will form the nucleus of the start up of operations.  Drilling from the decline will also allow the Company to extend the thicker strata bound mineralization which lies below the currently defined working levels.

Metallurgical Plant

The metallurgical pilot plant with a capacity of one tonne per hour will be established within the existing mill building and will produce concentrates of copper, lead and zinc, containing significant amounts of silver.  These concentrates while limited in volume will allow the Company to optimize concentrate quality and metallurgical efficiency while at the same time demonstrating to all interested parties the safety and quality of tailings for ultimate disposal underground and the very limited environmental impact of the long term milling operation.

Access Road – First Nations Project

The Company recently applied for a permit to re-open the existing winter road to the mine as part of its strategy to advance the Prairie Creek project to production in the shortest possible time frame and to re-supply the site.  No changes are planned to the existing Winter road which was originally permitted in 1980.  Currently access to the site is by fixed wing aircraft to the Company’s 3000 foot airstrip at the Prairie Creek mine site.  Canadian Zinc has a strong economic cooperation agreement with the Nahanni Butte Dene, which anticipates significant First Nations participation in the project.  The Company’s plan is that the access road will be operated as a First Nations Joint project.

Development Plans

Commenting on the formal issue of the permits Chairman John Kearney said “We are very heartened that the operating permits have been finally granted and that the regulators have recognized that Prairie Creek can be operated with minimal environmental impact.  Our intention now is to plan to drive the decline to carryout the underground development and drilling and to operate the mill during the 2004 working season.  This will allow us to use these results for final feasibility and to complete our permitting exercise for the final mine development.  We are confident that the pilot plant and the decline will confirm the findings of our Scoping Study that Prairie Creek can be successfully re-developed at low cost and in time to take advantage of the anticipated improvement in the Silver and Zinc prices”

Grant of Stock Options

The Board has approved the issue of employee stock options to certain directors and employees on a total of 900,000 shares at an exercise price of $0.23 per share of which 300,000 are exercisable until July 20, 2005 and 600,000 until March 18, 2007.

For further information contact:

John F. Kearney

John A. MacPherson

Chairman

Director

(416) 362-6686

(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

This news release may contain forward looking statements based on assumptions and judgements of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control.  Actual results may differ materially from the expected results.